UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 19 June 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	19 June 2014

AGM Opening Address
by the Chairman of Allied Irish Banks, p.l.c.,
David Hodgkinson

Check Against Delivery

Good morning ladies and gentlemen and welcome to our Annual General Meeting.

My name is David Hodgkinson, and I am the Chairman of AIB.

We have a quorum, so I now formally open the Meeting.

The Notice of the Meeting was posted to Shareholders on the 27th of May, 2014, and so I will dispense with its formal reading.

I'm joined on the platform on my far right hand side by Mark Bourke, our newly appointed Chief Financial Officer; to my immediate right by our Chief Executive Officer, David Duffy; to my immediate left by David O'Callaghan, our Company Secretary; and on my far left by Helen Dooley, our Group General Counsel.

The other Directors are present in the room and, as we come to the resolutions on reappointments, I will request the Directors to identify themselves and to provide you with a brief summary of their experience and suitability for the role.

In mentioning directors, I wish to advise that David Duffy has recently agreed to a permanent contract with the Bank given that his previous 3 year contract was due to end during December this year.

I also wish to point out that we are not updating on financial performance today. We issued our Interim Management Statement during May this year and our results for the first half of the year will be published on 30 July.

The first formal part of our proceedings is the Auditor's Report to the Members.

This is set out on pages 404 to 406 of our 2013 Annual Financial Report, which was sent to shareholders who requested it. Copies of the full Report are also available at the entrance to the meeting.

As you are aware, the Auditor's Report is quite detailed, having increased in length in recent years. While Gerry Fitzpatrick from our Auditor, Deloitte, is present here this morning, I propose that, with the consent of the Meeting, we take the Auditor's Report as read.

Thank you.

Meeting Our Strategic Priorities

2013 was a year of significant progress at AIB with the implementation of our key strategic objectives which saw the bank return to pre-provision operating profit for the year.

During 2013, the second year of our three year strategic plan, we met, and in some cases exceeded our targets in the delivery of our business agenda despite a challenging albeit improving external environment.

A number of important milestones have been reached, including the recent approval of our Restructuring Plan by the European Commission in which many actions already taken by the Board and Management were endorsed.

The fundamentals of AIB's operating performance are now more positive both from a bank and Irish economic perspective.

We remain focused on sustainable growth and in our Interim Management Statement issued during May, we confirmed that we returned to post-provision profitability during the first quarter of this year.

Customer Focus

Our customers' loyalty is deeply appreciated by the bank and is an intrinsic element of the bank's recovery.

We are putting significant resources into improving delivery to them of a consistent, professional, reliable and efficient service.

We have made significant progress in integrating our branch, direct and online customer services and propositions. We continue to invest in simpler and more effective technology to allow our customers the convenience of accessing their banking services at a time and place of their choosing.

In our branches we are introducing better access to our transaction services for our customers through the enhanced functionality of our self-service technology and the opening of service lobbies, allowing access to self-service devices from 8.00 a.m. to 10.00 p.m. seven days a week.

We are addressing issues of recurring customer concern through our Voice of the Customer Programme which we introduced in mid-2013.

Each month, we now seek direct feedback from almost 4,000 customers who have recently transacted on their accounts, or have had other interactions with the Bank, about their experience during those interactions and how likely they are to recommend us to family and friends.

The feedback from this research is invaluable to us as we transform AIB to a customer-centric organisation, and we are applying the feedback to challenge ourselves at every level in the organisation to take action and improve every interaction our customers have with us.

Lending to Customers

We are strongly positioned to increase lending to our customers as demand steps up. This is a fundamental part of our strategy to support economic growth in Ireland and to maintain and build profitability during 2014 and beyond.

Our financial plans include delivering between €7 billion and €10 billion in approvals for mortgages, business and personal lending for each year up to 2017.

We continue to actively seek appropriate lending opportunities in the Irish and UK markets and our performance demonstrates this.

Lending drawdowns by customers in our combined businesses were 60% higher during the first three months of this year compared to the same period in 2013.

Notwithstanding the increase in drawdowns, the pace of loan redemptions continues to exceed new lending demand in the majority of business sectors although we expect this trend to reverse in the medium term.

Mortgage Lending

The Irish mortgage market remains a key priority for the bank.

We approved mortgage lending to over 7,200 customers during 2013 and maintained a leading position with a 38% market share of drawdowns.

Mortgage drawdowns in the Republic of Ireland were 50% higher during the first three months of 2014 when compared to the same period last year, and approvals also increased.

We have developed a best-in-class online presence and launched an online mortgage calculator and application, including an online approval in principle facility.

As well as using our online facility, customers also have access to mortgages through our branches, brokers and the EBS network.

Lending and Support to Businesses

A core part of our SME strategy is to support business needs across all sectors of the economy.

Activity in the SME sector in the Republic of Ireland is increasing, reflecting positive trends in key macro-economic indicators and AIB's sectoral led strategy which is resulting in increased engagement across key business areas.

We approved €4.3bn in lending to over 32,000 SME customers during 2013, exceeding the Government lending target of €4bn.

Credit demand is improving and lending approvals in the first quarter of 2014 were 25% higher than the same period in 2013.

During 2013, we realigned our SME relationship management structure, building centres of excellence on a regional basis, with access to sector specialists, to serve the needs of our customers.

We have improved our management approach ensuring that our relationship managers have smaller portfolios where their business customers have more complex needs.

We also launched a Direct Banking service for SME customers which is available six days a week, between the hours of 8.00 a.m. and 9.00 p.m. from Monday to Friday and from 9.00 a.m. to 6 p.m. on Saturdays, providing a range of services, including credit.

Our credit processes are being streamlined in line with our new customer model. We have centralised credit processing activities while continuing to have lending discretions in our branches, close to the customer.

Customers in Financial Difficulty

We are fully aware of the distress suffered by many customers in financial difficulty and we are making real and tangible inroads into restructuring their borrowings.

Our fundamental priorities in these situations are:
-	to keep private dwelling mortgage customers in their homes where possible;
-	to secure the future of viable companies while protecting employment in those companies; and
-	to deal with all cases in a fair and equitable manner while ensuring an economic return for the Bank.

I am glad to say that total arrears in the Irish residential mortgage portfolio were stable in Q1 2014, with arrears in the owner occupier book declining.

We also continue to make steady progress in the restructuring of SME related debt as part of our customer treatment strategy.

Capital

Our capital ratios relative to current and indicative future regulatory requirements were strong at the end of 2013, with a CRD IV Transitional Common Equity Tier One Ratio of 15%, representing a prudent buffer over the base case minimum requirement of 8% as part of the European stress tests. That ratio strengthened further during the first quarter of this year, reflecting our return to underlying profitability.

The Bank is currently participating in a comprehensive assessment of AIB's Balance Sheet and related stress tests which are being undertaken by the European Banking Authority and the European Central Bank prior to introduction of the Single Supervisory Mechanism later this year.

As previously stated, the Central Bank of Ireland undertook a point in time assessment of our Balance Sheet during late 2013 and no additional capital was required.

For the future, it is our belief that a simplified and strengthened capital structure will better enable a return to shareholders as well as helping to meet evolving regulatory requirements.

A key component of this is ensuring that a sufficient level of distributable reserves is available to ensure the bank is not constrained with respect to the payment of cash dividends in the future, should the Bank be in a position to do so, or from converting or redeeming some, or all, of the 2009 Preference Shares, subject to any necessary approval from shareholders and regulators.

A capital reorganisation to release such distributable reserves is the matter for consideration by shareholders at the EGM which will follow this meeting, so we'll have more on that subject later.

As previously stated, we have started discussions with the Department of Finance in relation to:
-	the possible conversion of some or all of the €3.5 billion 2009 Preference Shares into ordinary shares; and
-	options in respect of the €1.6 billion Contingent Capital Notes.

These discussions will continue with reference to the Bank's evolving operating performance and capital requirements with a view to creating maximum value for the State over time.

Any actions in relation to capital would have regard to the timing of the forthcoming ECB stress tests, and would be subject to all required regulatory and shareholder approvals.

It is important to note that since late 2008, AIB has paid more than €2 billion to the State by way of fees related to the Government Guarantees and coupon payments on the Bank's Contingent Capital Notes.

The last element of our capital considerations relates to our issued ordinary shares. As you are aware, AIB currently has in excess of 523 billion shares in issue, 99.8% of which are held by the National Pensions Reserve Fund Commission on behalf of the State.

In any circumstances, this represents an extraordinary number of issued shares, but particularly so in the context of an eventual return to a simplified capital structure.

Therefore, as we head towards such an eventuality, the bank will consider undertaking a consolidation to effect a significant reduction in the number of shares in issue. This would require the approval of shareholders in due course.

Conclusion

In conclusion, I wish to once again express our deep appreciation for the support of the Irish taxpayer and, as Chairman, I again acknowledge that the bank only exists today due to the support of the State.

As mentioned earlier, ensuring a return to the State over time, as well as effecting AIB's role in supporting Ireland's economic recovery, remains the constant focus of the Board and management of this bank.

We have made solid progress as we seek to return AIB to a customer centric, sustainable business model but there is a lot more to do.

Notwithstanding the challenges and further changes ahead, AIB is moving solidly in the right direction for our customers and shareholders as we implement our strategic priorities.

Formalities

We now come to the formal part of the meeting, where we consider and vote upon the resolutions, and hear questions and comments from the floor.

To be fair to everyone in the room, and to give as many people as possible an opportunity to speak, I ask that you please be succinct and get to your question as quickly as possible.

My intention is to try and respond to your questions and comments as clearly and openly as I can, after proposing the first Resolution.

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email: niamh.n.hennnessy@aib.ie

Important Information and Forward Looking Statement

AIB has c.523 billion ordinary shares, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC), mainly following the issue of 500 billion ordinary shares to the NPRFC at €0.01 per share in July 2011.

The contents of this statement and the information incorporated herein by reference should not be construed as legal, business investment, accounting, tax or other professional advice. This update is for information only and nothing in this announcement is intended to endorse or recommend a particular course of action.

This statement contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 (as amended) and Section 21E of the US Securities Exchange Act of 1934 (as amended), with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the AIB Group. In particular, certain statements in this announcement, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, margins, capital ratios, estimates of capital expenditures, and plans and objectives for future operations.

Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to the Group's access to funding and liquidity which is adversely affected by the financial instability within the Eurozone, the outcome of the ECB and EBA 2014 Comprehensive Assessment and Stress Test, contagion risks disrupting the financial markets, constraints on liquidity and market reaction to factors affecting Ireland and the Irish economy in particular in relation to its leaving the financial support package from the EU/IMF, the Group's markets, particularly for retail deposits which are at risk from more intense competition, the Group's business being adversely affected by a further deterioration in economic and market conditions, general economic conditions being very challenging for our mortgage and other lending customers and the increased risk of payment default and depressed Irish property prices, may give rise to increased losses experienced by the Group, the Group also faces market risks, including non-trading interest rate risk, the Group is subject to rigorous and demanding Government supervision and oversight, the Group may be subject to the risk of having insufficient capital to meet increased regulatory requirements, the Group's business activities must comply with increasing levels of regulation, the Group's participation in the NAMA Programme gives rise to certain residual financial risks, the Group may be adversely affected by further austerity and budget measures introduced by the Irish Government, the value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time, or may ultimately not turn out to be accurate, the Group's deferred tax assets depend substantially on the generation of future profits over an extended number of years, adverse changes to tax legislation, regulatory requirements or accounting standards could impact capital ratios, the Group is subject to inherent credit risks in respect of customers, the Group faces heightened operational and reputational risks, the restructuring of the Group entails risk, the Group's risk management strategies and techniques may be unsuccessful and the risk of litigation arising from the Group's activities.

Nothing in this statement should be considered to be a forecast of future profitability or financial position and none of the information in this announcement is or is intended to be a profit forecast or profit estimate. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events referenced in this statement may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 19  June 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.